ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	For the years ended December 31,
(Dollars in millions)	2001		2000		1999		1998		1997

Earnings:
Income before income taxes	$ 1,751.8		$ 3,350.7		$ 1,330.8		$ 1,104.9		$ 1,086.4
Minority interest in consolidated partnerships	71.8		97.2		116.6		104.5		88.0
Equity earnings in unconsolidated partnerships	(57.0)		(120.5)		(105.0)		(114.9)		(92.1)
Fixed charges	350.5		366.1		337.2		328.6		312.2
Distributed income of equity investees	50.7		87.5		87.7		73.9		51.8
	2,167.8		3,781.0		1,767.3		1,497.0		1,446.3
Less: Interest capitalized	(20.4)		(18.2)		(29.8)		(23.5)		(14.3)
Minority interest in consolidated partnerships	(71.8)		(97.2)		(116.6)		(104.5)		(88.0)
Earnings, as adjusted	$ 2,075.6		$ 3,665.6		$ 1,620.9		$ 1,369.0		$ 1,344.0

Fixed Charges:
Interest expense	$ 288.9		$ 310.8		$ 280.2		$ 278.4		$ 274.9
Interest capitalized	20.4		18.2		29.8		23.5		14.3
Amortization of debt expense	3.1		2.3		3.4		2.9		2.8
Interest portion of operating rents	38.1		34.8		23.8		23.8		20.2
Total fixed charges	$ 350.5		$ 366.1		$ 337.2		$ 328.6		$ 312.2

Ratio of earnings to fixed charges	5.92	(1)	10.01	(2)	4.81	(3)	4.17	(4)	4.30	(5)

Fixed charges	$ 350.5		$ 366.1		$ 337.2		$ 328.6		$ 312.2
Preferred stock dividends	0.2		0.3		1.5		2.3		2.1
Total fixed charges and preferred stock dividends	$350.7		$ 366.4		$ 338.7		$ 330.9		$ 314.3

Ratio of earnings to combined fixed charges
and preferred stock dividends	5.92	(1)	10.00	(2)	4.79	(3)	4.14	(4)	4.28	(5)

Notes:
For purposes of this calculation, earnings consist of the sum of income before taxes and adjustments for minority interest in consolidated subsidiaries and income from equity investments, fixed charges, and distributed income of equity investments less amounts for capitalized interest, and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest on indebtedness, amortized expenses related to indebtedness, and the portion of rental expense representative of the interest factor.

(1) Income before taxes for 2001 included pretax gains totaling $360.5 million and consisted of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $95.1 million consisting of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $77.1 million incurred in connection with the restructuring of the Company's operations and write-downs of $15.1 million in the carrying value of cell site equipment. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 5.16 for 2001.

(2) Income before taxes for 2000 included pretax gains totaling $1,943.5 million and consisted of a pretax gain of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE, a pretax gain of $36.0 million form the sale of certain PCS assets and a pretax gain of $562.0 million from the sale of investments, principally consisting of WorldCom common stock. Income before taxes also included pretax charges totaling $51.9 million consisting of a $15.0 million write-down of an investment, integration and other charges of $25.4 million incurred in connection with the acquisition of wireless assets and certain restructuring activities of the Company's information services business and a $11.5 million charge incurred in connection with a litigation settlement. Excluding these items, the ratio of earnings to fixed charges would have been 4.85 for 2000 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.84 for 2000.

(3) Income before taxes for 1999 included a pretax gain of $43.1 million from the sale of WorldCom common stock. Income before taxes also included a pretax charge of $90.5 million in connection with the closing of the Company’s mergers with Aliant Communications Inc., Liberty Cellular, Inc., Advanced Information Resources, Limited, and Southern Data Systems and with certain loss contingencies and other restructuring activities. Excluding these items, the ratio of earnings to fixed charges would have been 4.95 for 1999 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.93 for 1999.

(4) Income before taxes for 1998 included a pretax gain of $296.2 million, principally from the sale of WorldCom common stock. Income before taxes also included pretax charges totaling $310.5 million consisting of merger and integration expenses of $252.0 million incurred in connection with the closing of the Company's merger with 360 Communications Company, a write-down of $55.0 million resulting from changes in a customer care and billing contract with a major customer and termination fees of $3.5 million incurred due to the early retirement of long-term debt. Excluding these items, the ratio of earnings to fixed charges would have been 4.21 for 1998 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.18 for 1998.

(5) Income before taxes for 1997 included pretax gains of $209.6 million, principally from the sale of WorldCom common stock and the Company's healthcare operations. Income before taxes also included a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company’s wire and cable operations. Excluding these items, the ratio of earnings to fixed charges would have been 3.69 for 1997 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.66 for 1997.